SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                            FORM 11-K


            Annual Report Pursuant to Section 15(d) of
               The Securities Exchange Act of 1934


(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934. *

       For the fiscal year ended        December 31, 1996
                                or
[    ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
       ACT OF 1934.

       For the transition period from ____________ to ___________

       Commission File Number    0-18516  (Artesian Resources Corporation)


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Artesian Retirement Plan

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 ARTESIAN RESOURCES CORPORATION
                      664 Churchmans Road
                    Newark, Delaware  19702


* This report is being filed pursuant to General Instruction A(2)(ii) of Form S-8.










                   ARTESIAN RETIREMENT PLAN

           Index to Financial Statements and Schedules


                                                                  Page

Independent Accountant's Report                                    F-2

Financial Statements:

          Statement of Net Assets Available for Plan Benefits at
            December 31, 1996                                      F-3

          Statement of Net Assets Available for Plan Benefits at
            December 31, 1995                                      F-4

          Statement of Changes in Net Assets Available for Plan
            Benefits for the year ended December 31, 1996          F-5

          Notes to Financial Statements                            F-6

Additional Information:

          Schedule of Investments at December 31, 1996             F-9

          Schedule of Reportable Transactions (series of
            transactions in one issue aggregating 5 percent
            or more of net assets) for the year ended
            December 31, 1996                                      F-10




                  Independent Accountant's Report


May 27, 1997


Participants and Administrator
of the Artesian Resources Corporation
Retirement Plan

We have audited the accompanying statement of net assets available for plan benefits of Artesian Resources Corporation Retirement Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


SIEGFRIED SCHIEFFER & SEITZ, LLP

ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN


Statement of Net Assets Available
For Plan Benefits at December 31, 1996


                        CoreFund Family of Funds
                                  Special                       SEI Stable
                     Equity       Equity    Balanced   Fixed      Asset
Assets:
Investments, at fair value:
  Mutual funds      $2,163,358  $1,358,497  $469,873  $697,588    $548,038
Funds held in insurance companies'
  general accounts
Participant loans

Total investments    2,163,358   1,358,497   469,873   697,588     548,038

Amounts due from employer           47,429
  Total assets       2,163,358   1,405,926   469,873   697,588     548,038

Liabilities:
Benefits payable        36,754                13,304                 4,747

Net assets available
for plan benefits   $2,126,604  $1,405,926  $456,569  $697,588    $543,291



                        Appreciation                 Participant
                            Plus      Diversifier II    Loans      Total
Assets:
Investments, at fair value:
  Mutual funds                                                    $5,237,354
Funds held in insurance companies'
  general accounts       $232,379        $255,019                    487,398
Participant loans                                       $241,512     241,512

Total investments          232,379        255,019        241,512   5,966,264

Amounts due from employer                                             47,429
  Total assets             232,379        255,019        241,512   6,013,693

Liabilities:
Benefits payable                                                      54,805

Net assets available
for plan benefits         $232,379       $255,019       $241,512  $5,958,888
                                  See accompanying notes.

ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN

Statement of Net Assets Available
For Plan Benefits at December 31, 1995


                        Conestoga Mutual Funds
                                Special                       SEI Stable
                       Equity    Equity     Balanced   Fixed     Asset
Assets:
Investments, at fair value:
  Mutual funds      $1,797,878  $965,253    $397,338  $626,350  $481,875
Funds held in
  insurance companies'
Participant loans

Total investments    1,797,878   965,253     397,338   626,350   481,875

Amounts due from
  employer               1,790    26,670

Net assets
  available for
  plan benefits     $1,799,668  $991,923    $397,338  $626,350  $481,875



                        Appreciation                 Participant
                            Plus      Diversifier II    Loans      Total
Assets:
Investments, at fair value:
  Mutual funds                                                    $4,268,694
Funds held in insurance companies'
  general accounts       $284,820        $375,001                    659,821
Participant loans                                       $102,645     102,645

Total investments          284,820        375,001        102,645   5,031,160

Amounts due from employer                                             28,460

Net assets available
for plan benefits         $284,820       $375,001       $102,645  $5,059,620

                                  See accompanying notes.






ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN


Statement of Changes in Net Assets
Available for Plan Benefits for the Year Ended December 31, 1996


                                Special                           SEI

                      Equity     Equity   Balanced    Fixed   Stable Asset
Additions to net assets attributed to:

Contributions:
  Employee           $144,738   $145,125   $37,833   $31,757    $33,131
  Employer             46,928    115,062    12,354    47,946     12,130
Investment Income:
  Dividends           182,857      9,807    33,036    44,349     30,591
  Interest                368        298        31        36         26

Net realized/unrealized
  appreciation(depreciation)
  of investments      305,058    271,735    20,681   (18,524)         4
Transfers from
  other funds         376,987     84,800    14,155    57,793     11,189
    Total additions 1,056,936    626,827   118,090   163,357     87,071

Deductions from net assets attributed to:

Participant
  distributions       557,927               13,304                4,747
Transfers to
  other funds                    212,824    45,555    92,119     20,908
Expenses
New loans             172,073
  Total deductions    730,000    212,824    58,859    92,119     25,655

Net increase
  (decrease) in
  plan assets         326,936    414,003    59,231    71,238     61,416
Net assets available
  for Plan benefits-
  beginning of year 1,799,668    991,923   397,338   626,350    481,875
Net assets available
  for Plan benefits-
  end of year      $2,126,604  $1,405,926 $456,569  $697,588   $543,291





                        Appreciation                  Participant
                            Plus      Diversifier II     Loans     Total
Additions to net assets attributed to:

Contributions:
  Employee                                                       $392,584
  Employer                                                        234,420
Investment Income:
  Dividends                                                       300,640
  Interest               $15,979          $19,723                  36,461

Net realized/unrealized
  appreciation(depreciation)
  of investments                                                  578,954
Transfers from
  other funds                                                     544,924
    Total additions       15,979           19,723               2,087,983

Deductions from net assets attributed to:

Participant
  distributions              914           12,769                 589,661
Transfers to
  other funds             60,968          112,550                 544,924
Expenses                   5,249
New loans                  1,289           14,386  ($138,867)      48,881
  Total deductions        68,420          139,705   (138,867)   1,183,466

Net increase
  (decrease) in
  plan assets            (52,441)        (119,982)   138,867      899,268
Net assets available
  for Plan benefits-
  beginning of year      284,820          375,001    102,645    5,059,620
Net assets available
  for Plan benefits-
  end of year           $232,379         $255,019   $241,512   $5,958,888

                          See accompanying notes.












                  ARTESIAN RESOURCES CORPORATION
                         RETIREMENT PLAN
                  Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL
 Effective July 1, 1984, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution savings plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees which consists of four members appointed by the Company's Board of Directors. Plan expenses may be paid out of the Plan unless paid by the Company. The Company has paid or will pay all such expenses incurred through December 31, 1996.

PARTICIPATION, VESTING AND WITHDRAWALS
 Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period.

 Employees may elect to make tax deductible contributions up to a maximum of 12 percent of their compensation, however, such contributions may not exceed the IRC limitation of $9,500 for all deferrals under all plans in 1996 ("basic contribution"). For every dollar an employee contributes up to 6 percent of compensation, the Company will provide a 50 percent "matching contribution". In each Plan year, the Company may make a "discretionary contribution" to the Plan based on up to 2 percent of compensation for all employees eligible to participate in the Plan. The full "discretionary contribution" was made for 1996. Also, the Company's Board of Directors, at its sole discretion, may make an "additional discretionary contribution" of up to 3 percent of eligible compensation. No "additional discretionary contribution" was made for 1996.

 Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:
                         Years                 Vested
                      of Service             Percentage

                     Less than 2                  0%

                 2 but less than 3               20%

                 3 but less than 4               40%

                 4 but less than 5               60%

                 5 but less than 6               80%

                 6 years or more                100%

 Any forfeitures of non-vested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59-1/2 or for situations involving hardship, as defined in the Plan and the IRC.

INVESTMENT ELECTIONS
 Participants may allocate basic and matching contributions among the various CoreFund Family of Funds, the SEI Stable Asset Fund or contracts with specified insurance companies provided as investment options by the Plan.


NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

 Participants may elect an allocation among one or more investment funds in multiples of 5 percent with a minimum investment of 10 percent in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.

 Effective in May 1995, shares in the Meridian Trust Company Employee Benefit Funds were sold and the proceeds were reinvested in similar fund types provided through Conestoga Mutual Funds. Also, in December 1995 shares in the Laughlan GIC Fund were sold and the proceeds were reinvested in a similar fund, the SEI Stable Asset Fund. Since the fund types provided during the year were the same, even though provided by different mutual fund groups, activity for each fund type provided has been combined for presentation purposes in the accompanying statement of changes in net assets.

 Effective in September 1996, shares in the Conestoga Mutual Funds were merged into similar fund types provided through the CoreFund Family of Funds. Since the fund types provided during the year were the same, even though provided by different mutual fund groups, activity for each fund type provided has been combined for presentation purposes in the accompanying statement of changes in net assets.

LOANS
 Participants may borrow from the Plan under the following guidelines:

    A participant may borrow as much as 50 percent of his account balance, subject to certain minimum and maximum limitations as defined in the Plan.

    Loans are repaid over a period not to exceed five years, unless the loan is to buy, build or substantially rehabilitate the borrower's principal residence.

    Interest on loans is set at current market rates.

      As disclosed in the Statement of Changes in Net Assets, the net change in participant loans for the year ended December 31, 1996 was an increase of $138,867. This increase is the result of new loans of $187,748 and loan repayments of $48,881.

BENEFITS
 Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement; upon permanent disability; at age 59-1/2; or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. In the event of termination, distributions of less than $3,500 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments or in a lump-sum subject to certain restrictions as defined in the Plan.

TERMINATION
 The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT AND RELATED TRANSACTIONS
 For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

 Plan assets held in the CoreFund Family of Funds and the SEI Stable Asset Fund are valued at fair value based on quoted market prices. In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for Plan benefits. Funds held in insurance companies' general accounts are stated at their contract value.

INCOME TAXES
 The Internal Revenue Service has determined and informed the Company by a letter dated April 6, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

USE OF ESTIMATES
 The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 NOTE 3 - SUBSEQUENT EVENTS

 Effective January 1, 1997, Fidelity Institutional Retirement Services Company became the custodian of the Plan's assets and Johnson & Farago became the new recordkeepers.


ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN

Schedule of Investments at December 31, 1996

                             Current                  Market/Contract
Description        % Rate    Maturity       Cost          Value

Penn Mutual Life Insurance Co.
 Fixed Accounts -
  Diversifier II                          $255,019         $255,019

New England Mutual Life Insurance Co.:
  Appreciation Plus
  group annuity
  policy - 5159:
  1990 Contract      6.20     Various      232,379          232,379

Total funds held in insurance
  companies' general accounts              487,398          487,398

CoreFund Family of Funds:
  Equity Fund                            1,930,910        2,163,358*
  Special Equity Fund                    1,359,117        1,358,497*
  Balanced Fund                            455,791          469,873*
  Intermediate Term Fixed
    Income Fund                            701,480          697,588*
SEI Stable Asset Fund                      548,338          548,038*
  Total mutual funds                     4,995,636        5,237,354

Participant loans                          241,512          241,512
  Total Investments                     $5,724,546       $5,966,264

* Investment represents more than 5% of total plan assets










 ARTESIAN RESOURCES CORPORATION
 RETIREMENT PLAN

 Schedule of Reportable Transactions
 For the Year Ended December 31, 1996
 (Series of transactions in one issue
 aggregating 5 percent or more of net assets)



                                   Aggregate      Realized
                  Number of         Cost of       Net Value    Net Gain
                Transactions       Purchases      of Sales     on Sales

CoreFund Family of Funds:
  Equity Fund      53,16           $323,962       $378,778      $14,440
  Special Equity
    Fund           57,11            487,353        195,341       25,986







                           SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                        ARTESIAN RETIREMENT PLAN
                        (Name of Plan)

                             By: Artesian Resources Corporation
                                 Plan Administrator



                             By: /s/ Dian C. Taylor
                                     Dian C. Taylor
                                     Chief Executive Officer
                                     and President



 Dated:  July 11, 1997



                            Exhibit Index


EXHIBIT

23.1          Consent of Siegfried Schieffer & Seitz, LLP











                                                              EXHIBIT 23.1




                 CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement of our report dated May 27, 1997 appearing on page F-2 of the Annual Report of the Artesian Resources Corporation Retirement Plan on Form 11-K for the year ended December 31, 1996.

SIEGFRIED SCHIEFFER & SEITZ, LLP
Wilmington, DE
July 11, 1997